Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Amendment No. 1 to Form S-3 No. 333-145779) and related Prospectus of Aspect Medical Systems, Inc. for the registration of $125,000,000 of 2.50% Convertible Senior Notes due 2014 and 8,028,250 shares of common stock and to the incorporation by reference therein of our reports dated March 12, 2007, with respect to the consolidated financial statements of Aspect Medical Systems, Inc., Aspect Medical Systems, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Aspect Medical Systems, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Boston, Massachusetts
October 1, 2007